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                             January 4, 2024

       Ross Durr
       Senior Vice President
       San Juan Basin Royalty Trust
       2200 Post Oak Blvd., Floor 18
       Houston, TX 77056

                                                        Re: San Juan Basin
Royalty Trust
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Form 10-K/A for the
fiscal year ended December 31, 2022
                                                            File No. 001-08032

       Dear Ross Durr:

               We have reviewed your December 11, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 30,
       2023 letter.

       Form 10-K/A for the fiscal year ended December 31, 2022

       Exhibit 32, page 1

   1. We note your response to our prior comment and revised certification that was filed in the
                                                        Form 10-K/A on December
11, 2023. As previously requested, please file a full
                                                        amendment with
certifications that are currently dated and refer to the Form 10-K/A.
 Ross Durr
FirstName  LastNameRoss   Durr
San Juan Basin  Royalty Trust
Comapany
January    NameSan Juan Basin Royalty Trust
        4, 2024
January
Page 2 4, 2024 Page 2
FirstName LastName
       Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters.




                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction